FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, May 2, 2013

FIRST QUARTER FINANCIAL RESULTS

(Note: All dollar amounts in this news release are expressed in U.S. dollars, except as otherwise noted. The financial results are reported under International Financial Reporting Standards, except as otherwise noted.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $161.6 million in the first quarter of 2013 ($7.12 per diluted share after payment of preferred share dividends) compared to a net loss of $2.6 million in the first quarter of 2012 ($0.76 net loss per diluted share after payment of preferred share dividends), primarily reflecting strong underwriting results and also an income tax recovery resulting from non-taxable investment income, tax rate differences and the utilization of losses and timing differences that were not previously recognized. Book value per basic share decreased to $373.00 at March 31, 2013 from $378.10 at December 31, 2012 (an increase of 1.3% adjusted for the $10 per common share dividend paid in the first quarter of 2013).

“We had a strong underwriting result in the first quarter of 2013 on increased premiums while maintaining disciplined underwriting. We are maintaining our defensive equity hedges as we remain concerned about the financial markets and the economic outlook,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax. “We continue to be soundly financed, with quarter-end cash and marketable securities at the holding company in excess of $1.2 billion.”

Highlights in the first quarter of 2013 (with comparisons to the first quarter of 2012 except as otherwise noted) included the following:

•
The combined ratio of the insurance and reinsurance operations was 94.0% on a consolidated basis, producing an underwriting profit of $86.0 million, compared to a combined ratio and an underwriting profit of 98.8% and $16.2 million respectively in 2012.

•	Net premiums written by the insurance and reinsurance operations increased by 5.5% to $1,605.8 million compared to $1,521.6 million in 2012.

•
The insurance and reinsurance operations produced an operating income (excluding net gains on investments) of $158.1 million in 2013, compared to $102.1 million in 2012, primarily as a result of the improved underwriting profit.

•
Interest and dividend income of $99.5 million decreased from $129.6 million in 2012, primarily because of increased holdings of low-yielding cash and short term investments ($7,445.9 million at March 31, 2013, compared to $6,102.5 million at March 31, 2012) resulting from sales of higher-yielding securities, principally government bonds. As of March 31, 2013, subsidiary cash and short term investments accounted for 27.2% of the company's portfolio investments. Interest income as reported is unadjusted for the positive tax effect of the company's significant holdings of tax-advantaged debt securities (holdings of $5,191.3 million at March 31, 2013).

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

•	Net investment gains of $9.4 million (net investment losses of $40.9 million in 2012) consisted of the following:

	First quarter of 2013
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	187.9	510.5	698.4
Equity hedges	—	(592.8)	(592.8)
Equity and equity-related investments after equity hedges	187.9	(82.3)	105.6
Bonds	(2.4)	(116.6)	(119.0)
CPI-linked derivatives	—	(32.4)	(32.4)
Other	(20.2)	75.4	55.2
	165.3	(155.9)	9.4

•
The company held $1,242.2 million of cash, short term investments and marketable securities at the holding company level ($1,236.0 million net of short sale and derivative obligations) at March 31, 2013, compared to $1,169.2 million ($1,128.0 million net of short sale and derivative obligations) at December 31, 2012.

•	The company's total debt to total capital ratio was 26.8% at March 31, 2013, compared to 25.5% at December 31, 2012.

•
On January 21, 2013, the company completed an additional Cdn$250.0 million offering of its 5.84% unsecured senior notes due 2022, for net proceeds of Cdn$258.1 million. These notes were priced at 103.854% per Cdn$100 principal amount, for an effective yield of 5.326%. The company used the proceeds to repay $48.4 million principal amount of notes due 2017 and intends to use the proceeds to repay the $182.9 million principal amount of OdysseyRe 7.65% senior notes maturing on November 1, 2013.

•
At March 31, 2013, common shareholders' equity was $7,550.2 million, or $373.00 per basic share, after the payment of a $10.00 per common share dividend in the first quarter, compared to $7,654.7 million, or $378.10 per basic share, at December 31, 2012.

Fairfax holds significant investments in equity and equity-related securities. In response to the significant appreciation in equity market valuations and uncertainty in the economy, the company has hedged its equity investment exposure. At March 31, 2013, equity hedges represented approximately 104.5% of the company's equity and equity-related holdings. The market value and the liquidity of these hedges are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.

There were 20.2 and 20.4 million weighted average shares outstanding during the first quarters of 2013 and 2012 respectively. At March 31, 2013, there were 20,241,921 common shares effectively outstanding.

Summarized (without notes) interim consolidated balance sheets and statements of earnings and comprehensive income, along with segmented premium and combined ratio information, follow and form part of this news release. Fairfax's detailed first quarter report can be accessed at its website www.fairfax.ca.

As previously announced, Fairfax will hold a conference call to discuss its first quarter results at 8:30 a.m. Eastern time on Friday, May 3, 2013. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, May 17, 2013. The replay may be accessed at 1 (866) 403-7099 (Canada or U.S.) or 1 (203) 369-0571 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:        John Varnell, Vice President, Corporate Development
(416) 367-4941

Media Contact
Paul Rivett, Vice President, Operations
(416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

CONSOLIDATED BALANCE SHEETS
as at March 31, 2013 and December 31, 2012
(unaudited - US$ millions)

	March 31, 2013	December 31, 2012
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations - $113.5; December 31, 2012 - $140.2)	1,242.2	1,169.2
Insurance contract receivables	2,264.5	1,945.4
	3,506.7	3,114.6
Portfolio investments
Subsidiary cash and short term investments	6,307.1	6,960.1
Bonds (cost $9,097.1; December 31, 2012 - $9,428.9)	10,394.1	10,803.6
Preferred stocks (cost $619.4; December 31, 2012 - $618.7)	593.0	605.1
Common stocks (cost $4,132.4; December 31, 2012 - $4,066.3)	4,797.0	4,399.1
Investments in associates (fair value $1,792.4; December 31, 2012 - $1,782.4)	1,322.2	1,355.3
Derivatives and other invested assets (cost $537.3; December 31, 2012 - $524.0)	228.2	181.0
Assets pledged for short sale and derivative obligations (cost $830.9; December 31, 2012 - $791.1)	881.3	859.0
	24,522.9	25,163.2

Deferred premium acquisition costs	472.5	463.1
Recoverable from reinsurers (including recoverables on paid losses - $428.5; December 31, 2012 - $311.0)	5,191.1	5,290.8
Deferred income taxes	690.9	623.5
Goodwill and intangible assets	1,292.5	1,301.1
Other assets	1,179.7	984.9
	36,856.3	36,941.2

Liabilities
Subsidiary indebtedness	43.2	52.1
Accounts payable and accrued liabilities	2,078.1	1,877.7
Income taxes payable	74.4	70.5
Short sale and derivative obligations (including at the holding company - $6.2; December 31, 2012 - $41.2)	130.7	238.2
Funds withheld payable to reinsurers	434.5	439.7
	2,760.9	2,678.2
Insurance contract liabilities	22,130.8	22,376.2
Long term debt	3,177.7	2,996.5
	25,308.5	25,372.7

Equity
Common shareholders’ equity	7,550.2	7,654.7
Preferred stock	1,166.4	1,166.4
Shareholders’ equity attributable to shareholders of Fairfax	8,716.6	8,821.1
Non-controlling interests	70.3	69.2
Total equity	8,786.9	8,890.3
	36,856.3	36,941.2

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2013 and 2012
(unaudited - US$ millions except per share amounts)

	First quarter
	2013	2012
Revenue
Gross premiums written	1,891.8	1,807.6
Net premiums written	1,605.7	1,521.6
Net premiums earned	1,462.8	1,339.5
Interest and dividends	99.5	129.6
Share of profit (loss) of associates	18.7	(8.7)
Net gains (losses) on investments	9.4	(40.9)
Other revenue	194.2	205.0
	1,784.6	1,624.5
Expenses
Losses on claims, gross	1,173.1	1,102.0
Less ceded losses on claims	(269.6)	(203.2)
Losses on claims, net	903.5	898.8
Operating expenses	284.4	271.3
Commissions, net	240.2	206.1
Interest expense	53.3	52.9
Other expenses	191.1	199.6
	1,672.5	1,628.7
Earnings (loss) before income taxes	112.1	(4.2)
Recovery of income taxes	(51.2)	(2.9)
Net earnings (loss)	163.3	(1.3)

Attributable to:
Shareholders of Fairfax	161.6	(2.6)
Non-controlling interests	1.7	1.3
	163.3	(1.3)

Net earnings (loss) per share	$7.22	$(0.76)
Net earnings (loss) per diluted share	$7.12	$(0.76)
Cash dividends paid per share	$10.00	$10.00
Shares outstanding (000) (weighted average)	20,244	20,356

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2013 and 2012
(unaudited - US$ millions)

	First quarter
	2013	2012
Net earnings (loss)	163.3	(1.3)

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation gains (losses) on foreign operations	(70.5)	45.8
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	31.1	(19.9)
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	(8.6)	6.2
	(48.0)	32.1
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	2.2	(11.0)
Other comprehensive income (loss), net of income taxes	(45.8)	21.1
Comprehensive income	117.5	19.8

Attributable to:
Shareholders of Fairfax	116.3	18.3
Non-controlling interests	1.2	1.5
	117.5	19.8

SEGMENTED INFORMATION
(unaudited - US$ millions)

Net premiums written and net premiums earned by the insurance and reinsurance operations in the quarters ended March 31, 2013 and 2012 were:

Net Premiums Written

	First quarter
	2013	2012
Insurance - Canada (Northbridge)	247.6	201.6
- U.S. (Crum & Forster and Zenith National)	577.2	564.0
- Asia (Fairfax Asia)	76.1	72.8
Reinsurance - OdysseyRe	604.0	525.9
Insurance and Reinsurance - Other	100.9	157.3
Insurance and reinsurance operations	1,605.8	1,521.6

Net Premiums Earned

	First quarter
	2013	2012
Insurance - Canada (Northbridge)	245.7	252.0
- U.S. (Crum & Forster and Zenith National)	468.8	418.5
- Asia (Fairfax Asia)	54.9	53.4
Reinsurance - OdysseyRe	556.5	487.0
Insurance and Reinsurance - Other	106.3	127.3
Insurance and reinsurance operations	1,432.2	1,338.2

Combined ratios of the insurance and reinsurance operations in the quarters ended March 31, 2013 and 2012 were:

	First quarter
	2013	2012
Insurance - Canada (Northbridge)	100.5%	104.3%
- U.S. (Crum & Forster and Zenith National)	103.1%	109.2%
- Asia (Fairfax Asia)	91.0%	92.2%
Reinsurance - OdysseyRe	82.9%	87.0%
Insurance and Reinsurance - Other	98.4%	101.7%
Insurance and reinsurance operations	94.0%	98.8%